Schedule 13D                                                         Page 1 of 8



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SEC
1746 (2-
98)
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                       Securities and Exchange Commission
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

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                              GRUBB & ELLIS COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   40009-52-0
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                                 (CUSIP Number)

                             Steven A. Seidman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 8

CUSIP No. 40009-52-0
------------ -------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Nos. of above persons (entities only).

                     Warburg, Pincus Investors, L.P.
------------ -------------------------------------------------------------------
             2.      Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                     (a)

                     (b)X
------------ -------------------------------------------------------------------
             3.       SEC Use Only
------------ -------------------------------------------------------------------
             4.       Source of Funds Not Applicable
------------ -------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
------------ -------------------------------------------------------------------
             6.       Citizenship or Place of Organization

                      Delaware
-------------------- -----------------------------------------------------------
Number of
Shares               7.    Sole Voting Power
Beneficially Owned
by
Each
Reporting Person
With                 -----------------------------------------------------------
                     8.    Shared Voting Power 7,199,260
                     -----------------------------------------------------------
                     9.    Sole Dispositive Power
                     -----------------------------------------------------------
                     10.   Shared Dispositive Power 7,199,260
------------ -------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,199,260
------------ -------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------ -------------------------------------------------------------------
             13.      Percent of Class Represented by Amount in Row (11) 48.2%
------------ -------------------------------------------------------------------
             14.      Type of Reporting Person (See Instructions)

                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                         Page 3 of 8


CUSIP No. 40009-52-0
------------ -------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Nos. of above persons (entities only).

                     Warburg Pincus LLC (formerly E.M. Warburg,
                     Pincus & Co., LLC)
------------ -------------------------------------------------------------------
             2.      Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                     (a)

                     (b)X
------------ -------------------------------------------------------------------
             3.       SEC Use Only
------------ -------------------------------------------------------------------
             4.       Source of Funds (See Instructions) Not Applicable
------------ -------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
------------ -------------------------------------------------------------------
             6.       Citizenship or Place of Organization New York
-------------------- -----------------------------------------------------------
Number of
Shares               7.    Sole Voting Power
Beneficially Owned
by
Each
Reporting Person
With                 -----------------------------------------------------------

                     8.    Shared Voting Power 7,199,260
                     -----------------------------------------------------------

                     9.    Sole Dispositive Power
                     -----------------------------------------------------------

                     10.   Shared Dispositive Power 7,199,260
------------ -------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,199,260
------------ -------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------ -------------------------------------------------------------------
             13.      Percent of Class Represented by Amount in Row (11) 48.2%
------------ -------------------------------------------------------------------
             14.      Type of Reporting Person (See Instructions)

                      OO
------------ -------------------------------------------------------------------

CUSIP No. 40009-52-0                                                 Page 4 of 8
------------ -------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Nos. of above persons (entities only).

                     Warburg, Pincus & Co
------------ -------------------------------------------------------------------
             2.       Check the Appropriate Box if a Member of a Group
                      (See Instructions)

                     (a)

                     (b)X
------------ -------------------------------------------------------------------
             3.       SEC Use Only
------------ -------------------------------------------------------------------
             4.       Source of Funds (See Instructions) Not Applicable
------------ -------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
------------ -------------------------------------------------------------------
             6.       Citizenship or Place of Organization

                      New York
-------------------- -----------------------------------------------------------
Number of
Shares               7.    Sole Voting Power
Beneficially Owned
by
Each
Reporting Person
With                 -----------------------------------------------------------

                     8.    Shared Voting Power 7,199,260
                     -----------------------------------------------------------

                     9.    Sole Dispositive Power
                     -----------------------------------------------------------

                     10.   Shared Dispositive Power 7,199,260
------------ -------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,199,260
------------ -------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------ -------------------------------------------------------------------

             13.      Percent of Class Represented by Amount in Row (11) 48.2%
------------ -------------------------------------------------------------------
             14.      Type of Reporting Person (See Instructions)

                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                         Page 5 of 8


     This Amendment No. 10 to Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P. ("WPI"), Warburg, Pincus & Co. ("WPC") and Warburg Pincus LLC ("WP LLC" and together with WPI and WPC, the "Reporting Entities") relating to the common stock, par value $.01 per share ("Common Stock"), of Grubb & Ellis Company (the "Company") a Delaware corporation. Terms defined in the original
Schedule 13D, as amended, shall have the same meaning when used herein. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

     WPI is the beneficial owner of 7,199,260 shares of Common Stock through its direct ownership of 7,199,260 shares of Common Stock. This total includes 1,337,358 shares of Common Stock that WPI obtained through the exercise in January 2002 of warrants that were obtained by WPI on or before October 21, 1996. The shares of Common Stock represent approximately 48.2% of the shares of Common Stock calculated in accordance with Rule 13d-3(1)(i). The calculation of percentage ownership assumes that 14,948,384 shares of Common Stock are outstanding, as represented by the Company in the Option Agreement, dated as of March 7, 2002, by and among the Company, WPI and Bank of America, N.A., (the "Option Agreement"), filed as Exhibit 6 to this Schedule 13D Amendment. WPC and WP LLC may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     WPI has entered into the Third Amendment, dated as of March 7, 2002 ("Third Amendment"), to the Amended and Restated Credit Agreement, dated as of December 31, 2000 (the "Credit Agreement"), by and among the Company, various financial institutions and the Bank of America, N.A., as administrative agent (the "Administrative Agent" and together with the financial institutions, the "Banks"). Pursuant to the Third Amendment, WPI became an additional, junior lender under the Credit Agreement, pursuant to a secured promissory note issued to WPI (the "$5,000,000 Subordinated Note").

     Under the Option Agreement, WPI may be required by the Company (which may assign its right to the Banks), to deliver to the Company an additional $6,000,000 on June 3, 2002 upon substantially the same terms and conditions as set forth in the $5,000,000 Subordinated Note (the "Put Right"). Any such additional $6,000,000 loan is to be evidenced by a separate secured promissory note (the "$6,000,000 Subordinated Note"). Upon exercise of the Put Right by the Company, or the Banks, as its assignee, as the case may be, WPI's obligation to execute and deliver the $6,000,000 Subordinated Note is unconditional and irrevocable. All sums evidenced by the $5,000,000 Subordinated Note and the $6,000,000 Subordinated Note (collectively, the "Subordinated Notes") are subordinate to all indebtedness under the Credit Agreement in accordance with the terms of the Third Amendment and the Option Agreement. The Subordinated Notes are demand obligations that bear interest at the rate of 15% per annum, compounded quarterly, although no payments of interest or principal may be made pursuant to the Subordinated Notes until such time as the applicable provisions in the Credit Agreement has been

Schedule 13D                                                         Page 6 of 8


terminated, other than in connection with the Company's "Refinancing Right" as described below. The Credit Agreement is currently due to terminate on December 31, 2005.

     All principal, interest and reasonable costs evidenced by the Subordinated Notes are subject to conversion (the "Conversion Amount"), generally at the option of the holder, into 11,000 shares of the Company's newly created Series A Preferred Stock, having a stated value of $1,000 per share (plus such additional shares of Series A Preferred Stock representing the amount of interest incurred and reasonable costs related to the Subordinated Notes). Each of the shares of the Company's Series A Preferred Stock accrue interest at 15% per annum, compounded quarterly, are not convertible into any other securities of the Company or subject to redemption under any circumstances whatsoever, and vote with the Common Stock on all matters as if each share of Series A Preferred Stock were the equivalent of 1887 shares of Common Stock, subject to adjustment. The Series A Preferred Stock has a preference upon liquidation, dissolution and certain change of control transactions equal to the greater of two (2) times the Conversion Amount, or the equivalent of 50% of the consideration to be paid to all equity holders of the Company on a fully diluted basis as if the liquidation, dissolution or change of control transaction had occurred on March 7, 2002, subject to adjustment. The holders of the Series A Preferred Stock have veto rights over certain corporate actions of the Company, including but not limited to the payment of dividends, issuance of capital stock, and change in control transactions. The rights and obligations of WPI under the Third Amendment, the Subordinated Notes and the Option Agreement are assignable and transferable subject to the consent of Bank of America, which consent shall not be unreasonably withheld.

     The Option Agreement also provides the Company with a right (the Refinancing Right") to replace the financing arrangement contemplated by the Option Agreement. Specifically, upon the receipt of at least approximately $15,000,000 from the sale of equity or subordinated debt securities and the tendering to WPI and/or its assigns on or before April 30, 2002 of (i) the entire principal amount of the $5,000,000 Subordinated Note, plus accrued interest thereon and reasonable costs with respect thereto and (ii) the sum of $4,158,431 to repurchase 1,337,358 shares of common stock held by WPI and/or its assigns, the Option Agreement, and all of the debt and equity securities issued and issuable thereunder, automatically will be terminated; provided further however, that in the event the Company receives on or before April 30, 2002, a non-binding letter of intent, term sheet or similar documentation that sets forth the terms of a transaction that the Company in good faith reasonably believes will provide the Company with the requisite funds to effect the Refinancing Right, then the Company will have until May 14, 2002 to effect the Refinancing Right.

     Pursuant to the Option Agreement, the terms of that certain Voting Trust Agreement, dated as of December 30, 1997, by and between WPI and the Company was terminated in accordance with its terms.

     The foregoing is a summary of the terms of each of the Third Amendment, the Option Agreement and the Subordinated Notes, and does not purport to be a complete discussion of any of these documents. Accordingly, the foregoing is qualified in its entirety by reference to the full text of each of the foregoing documents, all of which are filed as exhibits to this Schedule 13D Amendment and incorporated by reference in this Schedule 13D by reference.

Item 7. Material to Be Filed as Exhibits

Schedule 13D                                                         Page 7 of 8


Exhibit 1 Third Amendment to the Amended and Restated Credit Agreement, dated as of March 7, 2002, by and among the Company, the Lenders and Bank of America.

Exhibit 2 Amended and Restated Credit Agreement, dated as of December 31, 2000, by and among the Company, the Lenders and Bank of America (the "Credit Agreement") is incorporated by reference to exhibit 99.(B)(1) of the SC-TO-I/A, filed by the Company on January 10, 2001.

Exhibit 3 First Amendment to the Credit Agreement, dated as of August 22, 2001, is incorporated by reference to Exhibit 4.19 of the Form 10-K of the Company, filed September 28, 2001.

Exhibit 4 Second Amendment to the Credit Agreement, dated as of December 4, 2001, is incorporated by reference to Exhibit 4.1 of the Form 10-Q filed by the Company on February 14, 2002.

Exhibit 5 Promissory Note ($5,000,000), dated as of March 7, 2002, by and between the Company and WPI.

Exhibit 6 Option Agreement, dated as of March 7, 2002, by and between the Company, a Delaware corporation and WPI.

Exhibit 7 Form of Promissory Note ($6,000,000), by and between the Company and WPI (Exhibit B to Option Agreement).

Exhibit 8 Certificate of Designation, Number, Voting Power Preferences and Rights of Series A Preferred Stock of the Company, dated March 7, 2002.

Exhibit 9 Form of Subordination Agreement by Warburg Pincus Investors, L.P. in favor of Bank of America, N.A., and the Lenders (Exhibit C to Option Agreement)

Schedule 13D                                                         Page 8 of 8


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WARBURG, PINCUS INVESTORS, L.P.

                                        By: WARBURG, PINCUS & Co.
                                            General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


                                        WARBURG PINCUS LLC

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Managing Director

Dated: March 13, 2002